 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hardwick, Charles L. (Last) (First) (Middle) Pfizer Inc. Att: Corporate Secretary 235 East 42nd Street (Street) New York, NY 10017 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Pfizer Inc (PFE)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 18, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	08/06/2002		L |	32 | A | $30.96		D
Common Stock	09/27/2002		L |	27(1) | A | $29.79		D
Common Stock	10/14/2002		L |	32 | A | $30.86		D
Common Stock	12/18/2002		S |	30(1) | D | $30.10	7,725	D
Common Stock					39,543	I	By Rule 16b-3 Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Hardwick, Charles L. - December 18, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Margaret M. Foran for Charles L. Hardwick 02-14-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Hardwick, Charles L. - December 18, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Pfizer Inc (PFE)

Form 4 - December 18, 2002

Charles L. Hardwick
Pfizer Inc. Att: Corporate Secretary
235 East 42nd Street
New York, NY 10017
Explanation of responses:

(1)   Mr. Hardwick paid Pfizer Inc. $8.13 representing disgorgement of short-swing profit resulting from the purchase of 27 shares of Pfizer Inc. on September 27, 2002 at $29.79 per share (total purchase price of $804.57) and the sale of 27 shares of Pfizer Inc. on December 18, 2002 at $30.10 per share (total sale proceeds of $812.70). These purchases and sale transactions were effected by Mr. Hardwick's portfolio manager without his prior knowledge.

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